Ex-99.28 (d)(iii)

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is made and entered into as of this 1st day of December, 2014 between Lord, Abbett & Co. llc (“Lord Abbett”) and Lord Abbett Equity Trust (the “Trust”) with respect to Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund.

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.	With respect to Lord Abbett Calibrated Large Cap Value Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive all or a portion of its management fee, waive all or a portion of its administrative services fee, and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees and any acquired fund fees and expenses, do not exceed an annual rate of 0.50%.

2.	With respect to Lord Abbett Calibrated Mid Cap Value Fund, Lord Abbett agrees for the time period set forth in paragraph 3 below to waive all or portion of its management fee, waive all or a portion of its administrative services fee, and reimburse the Fund’s other expenses to the extent necessary so that total net annual operating expenses for each class, excluding 12b-1 fees and any acquired fund fees and expenses, do not exceed an annual rate of 0.60%.

3.	This Agreement will be effective from December 1, 2014 through November 30, 2015. This Agreement may be terminated only by the Board of Trustees of the Trust upon written notice to Lord Abbett.

IN WITNESS WHEREOF, Lord Abbett and the Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, to become effective as of the day and year first above written.

Lord Abbett Equity Trust

By:	/s/ Brooke A. Fapohunda
Brooke A. Fapohunda
Vice President and Assistant Secretary

Lord, Abbett & Co. llc

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel